Global X Funds
600 Lexington Avenue, 20th Fl
New York, NY 10022

September 18, 2019
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention: Raymond Be, Esq.

Re:	Global X Funds
File Nos. 333-151713, 811-22209

Dear Mr. Be:

On behalf of Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X Thematic Growth ETF (the “Fund”), included in Post-Effective Amendment No. 579 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2019, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to the comments. The response will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
Prospectus

1.	Comment: Please provide the SEC staff with a copy of the index methodology for the Fund’s Underlying Index.
Response: A copy of the index methodology has been provided to the SEC staff under separate cover.

2.	Comment: To the extent applicable, please include a line for Acquired Fund Fees and Expenses in the Fund’s Annual Fund Operating Expenses Table.
Response: Pursuant to the Fund’s Supervision and Administration Agreement, Global X Management Company LLC, rather than the Fund, bears the acquired fund fees and expenses associated with Fund portfolio transactions in affiliated funds. We have revised the discussion of the Supervision and Administrative fee

U.S. Securities and Exchange Commission
Attention: Raymond Be
September 18, 2019

within the “FUND MANAGEMENT – Investment Adviser” section of the Prospectus (and related disclosure in the Statement of Additional Information) as follows to clarify this point:
Pursuant to a Supervision and Administration Agreement and subject to the general supervision of the Board of Trustees, the Adviser provides, or causes to be furnished, all supervisory, administrative and other services reasonably necessary for the operation of the Fund and also bears the costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency, acquired fund fees and expenses generated by investments by the Fund in affiliated investment companies, and printing costs.
Because of this fee structure, there are no “expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds” as contemplated by Form N-1A, and as a result the Fund believes that no disclosure of AFFE is presently required.

3.	Comment: The Fund will make investments in affiliated funds. Confirm whether advisory fees will be waived at either the Fund or the underlying fund level.
Response: As noted in response to comment 2, pursuant to the Fund’s Supervision and Administration Agreement, Global X Management Company LLC, rather than the Fund, bears the acquired fund fees and expenses associated with Fund portfolio transactions in affiliated funds. As a result, the AFFE will be offset at the Fund level through the Supervision and Administration Agreement.

4.
Comment: In the third paragraph of the “Principal Investment Strategies” section of the Prospectus, Registrant states, “[t]he Underlying Index is constructed from the eligible universe of Underlying ETFs, each of which is issued by Global X Funds® and provides exposure to a specific investment theme (“Global X Thematic Growth ETFs”).” Clarify what is meant by “specific investment theme.”

Response: Registrant will replace the referenced sentence with the below:
The Underlying Index is constructed from the eligible universe of Underlying ETFs, each of which is issued by Global X Funds® ~~and provides exposure to a specific investment theme~~ and is determined by the Index Provider to provide exposure to structurally disruptive macro-trends and the underlying investments that stand to benefit from the materialization of those trends (“Global X Thematic Growth ETFs”). Structurally disruptive macro-trends typically eschew traditional sector and geographic classifications, and may stem from advancements in disruptive technology, changing consumer habits

U.S. Securities and Exchange Commission
Attention: Raymond Be
September 18, 2019

and demographics, or changing needs for infrastructure or finite resources.

5.
Comment: In the third paragraph of the “Principal Investment Strategies” section of the Prospectus, Registrant states, “[t]hese figures are then used to calculate the aggregate expected sales growth and sales acceleration for the Underlying ETF, based on the respective weights of the component securities in the Underlying ETF.” Consider revising the statement to make clear whether it references growth of the Underlying Fund or growth of the component securities of the Underlying ETF.

Response: Registrant will replace the referenced sentence with the below:
The realized sales growth of each component security of the Underlying ETF is ~~These figures are~~ then used to calculate the aggregate ~~expected~~ realized sales growth and sales acceleration for the Underlying ETF, based on the respective weights of the component securities in the Underlying ETF.

6.
Comment: In the third paragraph of the “Principal Investment Strategies” section of the Prospectus, Registrant states, “[t]he Underlying Index is reweighted on a semi-annual basis pursuant to the methodology detailed above.” Please clarify this statement in light of the second sentence in the same paragraph, which discusses an annual reconstitution.

Response: Registrant will replace the referenced sentence with the below:
In addition to the annual reconstitution, t~~T~~he Underlying Index is reweighted on a semi-annual basis pursuant to the methodology detailed above.

7.
Comment: The sixth paragraph of the “Principal Investment Strategies” section of the Prospectus notes that representative sampling may be utilized by the Fund when use of a replication strategy might be detrimental or disadvantageous to shareholders. Discuss instances where use of a representative sampling strategy may occur.

Response: The Registrant’s investment adviser does not expect to engage regularly in a representative sampling approach. Due to the exchange traded nature of the securities of the Underlying Index (which are affiliated ETFs) the Registrant’s investment adviser anticipates using a full replication strategy in most instances. However, there is a possibility that an underlying ETF could trade in a manner that may warrant use of a representative sampling, rather than a replication strategy. For example, an Underlying ETF could have an elevated bid-ask spread that might cause the investment adviser to wish to minimize trading costs to the Fund by engaging in representative sampling. While the likelihood of

U.S. Securities and Exchange Commission
Attention: Raymond Be
September 18, 2019

using a representative sampling approach is somewhat remote, the Registrant believes it is in the best interest of the Fund to retain this flexibility.

8.
Comment: We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. See ADI 2019 - 08 - Improving Principal Risk Disclosure. For example, we note that Risks Related to Investing in Thematic Growth Companies” appears as the 27th risk factor. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized.

Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, the Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time but will undertake to reconsider this issue at the time of the annual update of the Registration Statement.

9.	Comment: Please discuss why “Management Risk” disclosed in the “Summary of Principal Risks” section of the Prospectus is applicable to the Fund, which uses a “passive” or indexing approach.
Response: Registrant will revise the “Management Risk” as noted below:
Management Risk: The Fund may not fully replicate its Underlying Index and may hold securities not included in its Underlying Index. Therefore, the Fund is subject to management risk. That is, the Adviser’s investment strategy, the implementation of which is subject to a number of constraints, ~~is subject to the risk that the Adviser’s investment management strategy~~ may cause the Fund to underperform the market or its relevant benchmark or adversely affect the ability of the Fund to achieve its investment objective.

10.
Comment: Confirm whether the risk disclosure regarding underlying ETFs that invest in commodities in the “Risks Related to Investing in ETFs” discussed in the “Summary of Principal Risks” section of the Prospectus is applicable to the Fund.

Response: Registrant will remove the referenced language.

11.	Comment: Comment on the anticipated amount of portfolio turnover and consider whether disclosure regarding high portfolio turnover should be added to the “Principal Investment Strategies” section.
Response: Registrant estimates that portfolio turnover will generally be in the 30%-60% range. Based on this estimate, Registrant does not believe that disclosure regarding high portfolio turnover in the “Principal Investment

U.S. Securities and Exchange Commission
Attention: Raymond Be
September 18, 2019

Strategies” section is warranted. Additionally, Registrant will remove “Turnover Risk” from the “Summary or Principal Risks” section.
Please do not hesitate to contact me at 646-716-3239 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Lisa Whittaker

Lisa Whittaker
General Counsel
Global X Management Company, LLC